THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1)


                              The Spain Fund Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   846330108
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               John C. Reynolds
                         Cargill Financial Markets PLC
                    Knowle Hill Park, Fairmile Lane, Cobham
                                Surrey KT11 2PD
                                United Kingdom
                                44-193-286-1000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)
                              November 19, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 2 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Markets PLC
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             I.R.S. I.D. No.: None
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]  (b)[ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                         United Kingdom
---------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
      SHARES
---------------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
       OWNED             462,600
---------------------------------------------------------------------
      BY EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
---------------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              462,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

        462,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                              [ ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.61%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------

                                    2 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 3 of 21 Pages
-------------------                             --------------------------------


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Holdings
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             98-0157383
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED
                        462,600
---------------------------------------------------------------------
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10       SHARED DISPOSITIVE POWER
WITH
                        462,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          462,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.61%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    3 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 4 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Services Corporation
             6000 Clearwater Drive
             Minnetonka, MN  55343-9497
             41-1492786
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    462,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    462,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          462,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.61%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    4 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 5 of 21 Pages
---------------------------                      -------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill, Incorporated
             15407 McGinty Road West
             Wayzata, MN  55391-2399
             41-0177680
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    462,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    462,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          462,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.61%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    5 of 21

                               THE SPAIN FUND INC.
                             SCHEDULE 13D STATEMENT
                             ----------------------
                                  AMENDMENT #1

         Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of The Spain Fund, Inc. ("the Issuer"). The Issuer is a Maryland corporation and has its principal executive offices located at 1345 Avenue of the Americas, New York, NY 10105.

         Item 2.  Identity and Background

         (a)      This statement is being filed by the following persons:

                  (i) Cargill Financial Markets PLC, a public limited company, formed and organized under the laws of England and Wales ("CFM PLC"), which is a wholly-owned subsidiary of Cargill Holdings; and

                  (ii) Cargill Holdings, an unlimited company formed and organized under the laws of England and Wales ("Cargill Holdings"), which is, directly and indirectly, a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iii) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iv)     Cargill, Incorporated, a Delaware corporation.

         Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 462,600 Shares or approximately 4.61% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b), (c), (f)The address of CFM PLC and Cargill Holdings is Knowle Hill Park, Fairmile Lane, Cobham, Surrey KT11 2PD, United Kingdom. The principal business of CFM PLC is financial trading and investment activities. The principal business of Cargill Holdings is acting as a holding company for CFM PLC and a significant part of Cargill, Incorporated's other business interests in the United Kingdom.

                                    6 of 21

         The address of CFSC is 12700 Whitewater Drive, Minnetonka, MN 55343-9439. The principal business of CFSC is financial trading and investment activities, conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

         The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

         (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for all purchases of the Shares acquired by the Reporting Persons was working capital.

         Item 4.  Purpose of Transaction

         An aggregate of 240,000 Shares were sold on November 19, 1998, decreasing the Reporting Persons holdings under 5%.

         The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The Reporting Persons do not have any present plans that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of the Fund and general economic, financial market and industry conditions.

                                    7 of 21

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons beneficially owned 462,600 Shares, constituting approximately 4.61% of the outstanding Shares based upon information provided by Bloomberg. To the best of the Reporting Persons knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto beneficially owns any Shares.

         (b) CFM PLC presently has the power, and Cargill Holdings, CFSC and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 462,600 Shares.

         (c) Exhibit B hereto contains information as to all transactions in the Shares effected during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit B were made for cash in open market transactions. Except as set forth on Exhibit B, within the past 60 days, the Reporting Persons did not effect any transactions in the Shares. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

         (d) No person other than CFM PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Except as set forth above, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits

         Exhibit A: List of Executive Officers and Directors of CFM PLC, Cargill Holdings, CFSC and Cargill, Incorporated.
         Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.
         Signature page follows.

                                    8 of 21

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                    CARGILL FINANCIAL MARKETS PLC


                                    By:
                                       -----------------------------------------
                                       John C. Reynolds
                                       Secretary



                                    CARGILL HOLDINGS


                                    By:
                                       -----------------------------------------
                                       John C. Reynolds
                                       Joint Secretary



                                    CARGILL FINANCIAL SERVICES CORPORATION


                                    By:
                                       -----------------------------------------
                                       Timothy S. Clark
                                       Vice President



                                    CARGILL, INCORPORATED


                                    By:
                                       -----------------------------------------
                                       Linda Cutler
                                       Vice President, Assistant General Counsel
                                       & Assistant Secretary, Administrative
                                       Division

Dated:  December 1, 1998

                                    9 of 21

                                    EXHIBIT A
                                    ---------

                          CARGILL FINANCIAL MARKETS PLC

Directors
---------
David P.L. Corridan                                 Director
Jacobus Gerardus De Jong                            Director
Jeremy Llewelyn                                     Director
John E. Osborn                                      Director
John C. Reynolds                                    Director
Paul J. Tiller                                      Director

Officers
--------
David P.L. Corridan                                 Managing Director
Jane Fuller                                         Secretary
Anne Lederer                                        Secretary
John C. Reynolds                                    Secretary



(as of 6/29/98)

                                    10 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL HOLDINGS (UK)

Directors
---------
Paul D. Conway                                      Director
Peter DeBraal                                       Director
John C. Reynolds                                    Director
Paul J. Tiller                                      Director

Officers
--------
John C. Reynolds                                    Joint Secretary



(as of 11/3/98)

                                    11 of 21

                                    EXHIBIT A
                                    ---------

                     CARGILL FINANCIAL SERVICES CORPORATION

Directors
---------
Robert L. Lumpkins                                  Director
Gregory R. Page                                     Director
Warren R. Staley                                    Director
William W. Veazey                                   Director

Officers
Gregory R. Page                                     President
Jeffery D. Leu                                      Executive Vice President
David W. MacLennan                                  Executive Vice President
Wendell Spence                                      Executive Vice President
Robert A. Kruchoski                                 Senior Vice President
Guilherme Schmidt Netto                             Senior Vice President
Bruce H. Barnett                                    Vice President
Robert D. Beach                                     Vice President
Timothy S. Clark                                    Vice President
Craig A. Ekegren                                    Vice President
Anthony J. Farraj                                   Vice President
Patrick J. Halloran                                 Vice President
Stephen R. Lindo                                    Vice President
Kim M. Okerstrom                                    Vice President
Jeffrey A. Parker                                   Vice President
Steven C. Pumilia                                   Vice President
Frank Mor Ravndal, Jr.                              Vice President
Paul A. Richardson                                  Vice President
Debroah J. Theisen                                  Vice President
Linda L. Cutler                                     Secretary
William W. Veazey                                   Treasurer
Sheri J. Bandle                                     Assistant Vice President
Daniel G. Brian                                     Assistant Vice President
Ann M. Burke                                        Assistant Vice President
Jeffrey A. Carlson                                  Assistant Vice President
Shane F. Cotner                                     Assistant Vice President
Mark T. Guidinger                                   Assistant Vice President
Greggory S. Haugen                                  Assistant Vice President
Tara Jensen                                         Assistant Vice President
Renee A. Kessler                                    Assistant Vice President
Christl H. Larson                                   Assistant Vice President
Beth C. Spoonland                                   Assistant Vice President
Joseph M. Wagner                                    Assistant Vice President

                                    12 of 21

Anne E. Carlson                                     Assistant Secretary
Patrice H. Halbach                                  Assistant Secretary
Jeanne Y. Smith                                     Assistant Secretary
Laura H. Witte                                      Assistant Secretary



(as of  12/01/98)

                                    13 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL, INCORPORATED

DIRECTORS
---------
Michael H. Armacost           Director
F. Guillaume Bastiaens        Director
Michael R. Bonsignore         Director
Austen S. Cargill II, Ph.D.   Director
Livio D. DeSimone             Director
Richard M. Kovacevich         Director
Marianne C. Liebmann          Director
Robert L. Lumpkins            Director
John H. MacMillan IV          Director
David D. MacMillan            Director
William B. MacMillan          Director
Ernest S. Micek               Director
David W. Raisbeck             Director
Warren R. Staley              Director
Michael W. Wright             Director
W. Duncan MacMillan           Senior Advisory Director
Whitney MacMillan             Senior Advisory Director

CORPORATE OFFICERS
------------------
Ernest S. Micek               Chairman of the Board & Chief Executive Officer
Warren R. Staley              President and Chief Operating Officer
Robert L. Lumpkins            Vice Chairman of the Board and Chief Financial Officer
F. Guillaume Bastiaens        Vice Chairman of the Board
David W. Raisbeck             Executive Vice President
Daniel R. Huber               President, Asia/Pacific Sector
Gregory R. Page               Corporate Vice President and Sector President
James D. Moe                  Corporate Vice President, General Counsel and Secretary
Austen S. Cargill II, Ph.D.   Corporate Vice President, Research and Development
Ronald L. Christenson         Corporate Vice President and Chief Technology Officer
Galen G. Johnson              Corporate Vice President and Controller
Robbin S. Johnson             Corporate Vice President, Public Affairs
Nancy P. Siska                Corporate Vice President, Human Resources
Lloyd B. Taylor               Corporate Vice President, Information Technology
Tyrone K. Thayer              Corporate Vice President, Worldwide Cargill Foods
                              and Procurement
William W. Veazey             Corporate Vice President and Treasurer


                                    14 of 21

ELECTED OFFICERS
----------------
Fredric W. Corrigan           President, Agriculture-Biosciences Group
Martin G. Dudley              President, Cargill Juice
Richard D. Frasch             President, Animal Nutrition
John E. Geisler               President, Dry Milling
Brian F. Hill                 President, Worldwide Seed
Gary W. Jarrett               President, Cargill Energy
Peter A. Kooi                 President, World Grain Trading Group
David M. Larson               President, Animal Nutrition and Poultry Group
John D. March                 President, World Oilseeds Processing Group
Henricus M. Mathot            President, Fertilizer
Robert R. Parmelee            President, Biosciences
Guy R. Shoemaker              President, North American Flour Milling
Frank L. Sims                 President, North American Grain
Charles L. Sullivan           President, Salt
James T. Thompson             President, Cargill Steel Group
Michael A. Urbanic            President, North American Corn Milling
Norman Hay                    Co-Chief Executive Officer, Cargill-Monsanto Joint Venture
Lawrence F. DeWitt            Senior Vice President, Latin America Sector

APPOINTED OFFICERS
------------------
Bruce H. Barnett              Vice President, Tax & General Tax Counsel,
                              Administrative Division
John I. Bjelland              Vice President, Information Technology, Agriculture
                              Group and Cargill Grain Division
Joseph P. Botos               Vice President, Administrative Division
William C. Britt              Vice President, Administrative Division
Charles A. Clogston           Vice President, Controller, Administrative Division
Linda L. Cutler               Vice President, Assistant General Counsel &
                              Assistant Secretary, Administrative Division
James A. Guyre                Vice President, Controller, Administrative Division
James N. Haymaker             Vice President, Strategy and Business Development,
                              Administrative Division
H. Jed Hepworth               Latin American General Counsel, Administrative Division
Alistair D. Jacques           Vice President, Corporate Information Technology
                              Operations, Administrative Division
Stephen D. Laing              Vice President, Controller, Administrative Division
Ronald L. Laumbach            Vice President and North American General
                              Counsel, Administrative Division
William P. Miller, Jr.        Vice President, Controller, Administrative Division
R. Kent Norby                 Vice President, Human Resources, Administrative Division
Richard J. Peters             Vice President, Director of Worldwide Audit,
                              Administrative Division
Bonnie E. Raquet              Vice President, Public Affairs, Administrative Division
Daniel v.O. Slingeland        Vice President and Assistant Treasurer, Administrative Division


                                    15 of 21

Linda L. Thrane               Vice President, Public Affairs, Administrative Division
William L. Varner             Vice President, Administrative Division
Dennis E. Walters             Vice President and Controller, Administrative Division
Petrus Zaal                   Vice President, Administrative Division

Orlan D. Thorbeck             Controller, Human Resources, Administrative Division

Nancy L. Ballsrud             Assistant Vice President, Corporate Treasury &
                              Assistant Treasurer, Administrative Division
Ronald G. Dudley              Assistant Vice President, Strategy and Business
                              Development Department, Administrative Division
Brian L. Foltz                Assistant Vice President, Insurance, Administrative Division
Patrice H. Halbach            Assistant Vice President, Tax & Assistant General Tax Counsel,
                              Administrative Division
W. Brendan Harrington         Assistant Vice President, Public Affairs, Administrative Division
James S. Hield                Assistant Vice President, Public Affairs, Administrative Division
Fred B. Lafferty              Assistant Vice President, Corporate Security,
                              Administrative Division
Rae A. Lesmeister             Assistant Vice President, Human Resources,
                              Administrative Division
John J. McCabe                Assistant Vice President, Office Services, Administrative Division
Jeanne E. McCaherty           Assistant Vice President, Central Research,
                              Administrative Division
H. S. Muralidhara             Assistant Vice President, Administrative Division
Daniel R. Pearson             Assistant Vice President, Public Affairs, Administrative Division
Carol H. Pletcher             Assistant Vice President, Corporate Quality,
                              Administrative Division
Felix A. Ricco                Assistant Vice President, Human Resources,
                              Administrative Division
James M. Wallace              Assistant Vice President, Corporate Marketing
                              Communications, Administrative Division

Jeanne Y. Smith               Assistant Secretary, Administrative Division
Tracy L. Wessel               Assistant Secretary, Administrative Division

David B. Braden               Assistant Treasurer, Administrative Division
Jayme D. Olson                Assistant Treasurer, Administrative Division
Daryl L. Wikstrom             Assistant Treasurer, Administrative Division

Jerry D. Havemann             Vice President, Information Technology, Animal Nutrition and
                              Meat Sector
Jerome D. Leising             Vice President, Animal Nutrition and Meat Sector

Douglas J. Barisnky           Senior Vice President, Animal Nutrition Division
Kenneth E. Ekstrom            Senior Vice President, Animal Nutrition Division


                                    16 of 21

Thomas L. Fritz               Senior Vice President, Animal Nutrition Division
David G. Cieslak              Vice President, Animal Nutrition Division
Todd B. Hall                  Vice President, Animal Nutrition Division
H. Terry Olson                Vice President, Animal Nutrition Division
John R. Peppel                Vice President, Animal Nutrition Division
George E. Wells               Vice President, Animal Nutrition Division
George M. Kemp                Controller, Animal Nutrition and Poultry Group

William A. Buckner            President, Worldwide Beef, Red Meat Group
George J. Kwasniak            Controller, Red Meat Group

Hugh B. Guill                 Senior Vice President, Worldwide Poultry
Lee B. Skold                  Senior Vice President, Worldwide Poultry
Paul E. Lawrence              Vice President, North American Turkeys
John J. O'Carroll             Vice President, Worldwide Poultry & President,
                              North American Turkeys
Jerry R. Rose                 Vice President, Worldwide Poultry
Richard T. Wyatt              Vice President, North American Turkeys
Glenda R. Hoogland            Controller, North American Feed
Deryle G. Oxford              Assistant Vice President, North American Turkeys
Andrew B. Southerly           Assistant Vice President, North American Turkeys

David L. Gabriel              Senior Vice President, Cargill Energy Division
Aaron R. Markley              Senior Vice President, Cargill Energy Division
Dennis D. Bowersox            Assistant Vice President, Cargill Energy Division
Donald A. Dietrich            Assistant Vice President, Cargill Energy Division
Bryan D. Price                Assistant Vice President, Cargill Energy Division
Robert H. Takvorian           Assistant Vice President, Cargill Energy Division

Peter W. Reed                 Senior Vice President, North American Grain
William J. Burns              Vice President, North American Grain
Gary E. Dahl                  Vice President, North American Grain
Daniel P. Dye                 Vice President, North American Grain
William M. Hale               Vice President, North American Grain
James T. Prokopanko           Vice President, North American Grain
James T. Sutter               Vice President, North American Grain
Donald H. Vogt                Vice President, North American Grain
Karen R. Polzin               Controller, North American Grain
Randall A. Brown              Assistant Vice President, North American Grain
Douglas L. Dunlay             Assistant Vice President, North American Grain
Paul E. Hammes                Assistant Vice President, North American Grain
Donald A. Hilger              Assistant Vice President, North American Grain
Daniel W. Ruiter              Assistant Vice President, North American Grain
Steven A. Smalley             Assistant Vice President, North American Grain
Joseph J. Stone               Assistant Vice President, North American Grain

                                    17 of 21

David E. Dines                Vice President, Commodity Risk Management Products
                              Department
Brent C. Bechtle              Assistant Vice President, Commodity Risk Management Products
                              Department
Jeffrey M. Goldstein          Assistant Vice President, Commodity Risk Management Products
                              Department
Jeffrey C. Seeley             Assistant Vice President, Commodity Risk Management Products
                              Department

Robert J. Mann                President, Ferrous International Department, Cargill Steel
Joseph D. Lea                 Vice President, Steel and Wire Department, Cargill Steel
Jean A. Lhermitte             Vice President, Ferrous International Department, Cargill Steel
Larry H. Virtue               Vice President, Steel and Wire Department, Cargill Steel
Bruce K. Lanske               Controller, Steel and Wire Department, Cargill Steel

Kenneth M. Mooney             Vice President and General Manager, Coffee Department
John W. Bunker                Vice President, Coffee Department
Barry J. Burnett              Controller, Coffee Department

James A. Madich               Vice President, Dry Milling Division
Scott J. Montgomery           Vice President, Dry Milling Division
Gary Q. Yee                   Vice President, Dry Milling Division
Thomas P. Abrahamson          Assistant Vice President, Dry Milling Division
Alex B. Cory                  Assistant Vice President, Dry Milling Division
George J. Schember            Assistant Vice President, Dry Milling Division
H. Rex Winter                 Assistant Vice President, Dry Milling Division
Roy S. Alexander              Controller, North American Flour Milling

Joseph M. Hausback            Senior Vice President, Fertilizer Division
William N. Bastian            Vice President, Fertilizer Division
Thomas S. Charette            Vice President, Fertilizer Division
Donald R. Clark               Vice President, Fertilizer Division
Corrine D. Ricard             Vice President, Fertilizer Division
Patricia E. Rogers            Vice President, Fertilizer Division
Burnis L. Wilhelm             Vice President, Fertilizer Division
Les J. Wright                 Controller, Fertilizer Division
Cassio Domingues              Assistant Vice President, Fertilizer Division
Robert L. Hesse               Assistant Vice President, Fertilizer Division
Michael R. Rahm               Assistant Vice President, Fertilizer Division
Brent A. Shonka               Assistant Vice President, Fertilizer Division
Richard A. Sunderland         Assistant Vice President, Fertilizer Division

Douglas R. Linder             Vice President, Cargill Foods


                                    18 of 21

Hendrikus L. DeBeer           Controller, Malt Division

Gordon K. Adkins              Vice President, North American Corn Milling Division
Patrick E. Bowe               Vice President, North American Corn Milling Division
E. Thomas Erdmann III         Vice President, North American Corn Milling Division
William M. Gruber             Vice President, North American Corn Milling Division
Robert A. Hovden              Vice President, North American Corn Milling Division
Douglas E. Punke              Vice President, North American Corn Milling Division
Robert E. Siegert             Vice President, North American Corn Milling Division
R. Creager Simpson            Vice President, North American Corn Milling Division
Jack M. Staloch               Vice President, North American Corn Milling Division
Douglas J. Fick               Controller, North American Corn Milling Division
Dale E. Cox                   Assistant Vice President, North American Corn Milling Division
John K. Gingery               Assistant Vice President, North American Corn Milling Division
Larry J. Hobbs                Assistant Vice President, North American Corn Milling Division
Aswhin M. Madia               Assistant Vice President, North American Corn Milling Division
Brian E. Silvey               Assistant Vice President, North American Corn Milling Division
William D. Trecker            Assistant Vice President, North American Corn Milling Division
William C. Winetroub          Assistant Vice President, North American Corn Milling Division

Daryl E. Hatfield             Controller, Peanut Department

William C. Britt              Vice President, Salt Division
Gifford A. Howarth            Vice President, Salt Division
Gerald O. Rohlfsen            Vice President, Salt Division
Gerald J. Thornton, Jr.       Vice President, Salt Division
Michael G. Venker             Vice President, Salt Division
Gregory M. Wold               Vice President, Salt Division
Lawrence L. Overstreet        Controller, Salt Division
Catherine A. Hay              Assistant Vice President, Salt Division
Micheal D. Lane               Assistant Vice President, Salt Division
Michael A. Lilly              Assistant Vice President, Salt Division
Michael R. Schmit             Assistant Vice President, Salt Division

John M. Buman                 Vice President, Seed Division
Vernon E. Gracen, Jr.         Vice President, Seed Division
William R. Rouse              Vice President, Seed Division
Michael J. Hall               Controller, Worldwide Seed

Patrick C. Bennett            Assistant Vice President, Sugar Department

Dale A. Fehrenbach            Vice President, Plant Operations and Engineering, Trading Sector
William L. Varner             Controller, Trading Sector

Mark R. Schulze               Vice President, World Oilseeds Processing Group


                                    19 of 21

Hershel R. Austin             Vice President, North American Oilseed Processing Division
Martin G. Dudley              Vice President, North American Oilseed Processing Division
Willis M. Gillett             Vice President, North American Oilseed Processing Division
Hector Orlando Marsili        Vice President, North American Oilseed Processing Division
Ian C. Purtle                 Vice President, North American Oilseed Processing Division
Francis W.I. Van Doninck      Controller, North American Oilseed Processing Division
Douglas J. Collison           Assistant Vice President, North American Oilseed Processing
                              Division
William A. Lowe, Jr.          Assistant Vice President, North American Oilseed Processing
                              Division
Norman R. Spaeth              Assistant Vice President, North American Oilseed Processing
                              Division
Maureen M. Dolan              Assistant Controller, North American Oilseeds

Nicholas A. Emanuel           Vice President, Cargill Juice
Charles O. Rankins            Controller, Cargill Juice
Jack H. Huston                Assistant Vice President, Cargill Juice

Howard J. Bohlander, Jr.      Vice President and General Manager, Latin American Grain,
                              World Grain Trading Group




(as of 11/21/98)

                                    20 of 21

                                    EXHIBIT B


Trade Date   Qty/Par      Price     Principal   Commission      Net Cash   Tran Type  Tran Id  Sts

  981123    17,400.00     19.0625     331687.5       1044      330,632.44      S      356798    CP
  981120    10,000.00      18.875       188750        600      189,350.00      B      356656    CP
  981119   140,000.00     18.8125      2633750       8400    2,625,262.20      S      356496    CP
  981119   100,000.00     18.9375      1893750       6000    1,887,686.87      S      356641    CP
  981118     5,300.00      18.375      97387.5        318       97,066.25      S      356304    CP
  981110    25,200.00     17.9871    453274.92       1512      451,747.81      S      355334    CP
  981104    27,600.00     18.3818    507337.68       1656      505,664.76      S      354754    CP
  981023    25,000.00     16.1875     404687.5       1500      406,187.50      B      353405    CP
  981019     2,000.00      16.375        32750        120       32,870.00      B      352735    CP
  981015     8,100.00     15.4491    125137.71        486      125,623.71      B      352195    CP
  980929    10,000.00       15.25       152500        600      151,894.91      S      349723    CP
  980925     5,800.00     15.5269     90056.02        348       90,404.02      B      349276    CP


                                    21 of 21